Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

RESTATED CERTIFICATE OF INCORPORATION

OF

NRG YIELD, INC.

NRG Yield, Inc., a Delaware corporation (the “Company”), hereby certifies as follows:

FIRST.                   The Board of Directors of the Company duly adopted a resolution setting forth and declaring advisable the amendment of Article One of the Restated Certificate of Incorporation of the Company so that, as amended, said Article shall read as follows:

“The name of the corporation is Clearway Energy, Inc.”

SECOND.              That the aforesaid amendment has been duly adopted by the Board of Directors of the Company in accordance with Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Company has caused this certificate to be signed by Christopher Sotos, its Chief Executive Officer, on the 31st day of August, 2018.

NRG YIELD, INC.

By:	/s/ Christoper S. Sotos
Name: Christopher S. Sotos
Title: Chief Executive Officer